

February 24, 2022

Philip Strawbridge
Chief Financial Officer
Centrus Energy Corp.
6901 Rockledge Drive, Suite 800
Bethesda, MD 20817

> **Re: Centrus Energy Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed March 22, 2021**
> **Form 10-Q for the Nine Months ended September 30, 2021**
> **Filed November 12, 2021**
> **File No. 001-14287**

Dear Mr. Strawbridge:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation